               		     SECURITIES AND EXCHANGE COMMISSION
 			                        Washington, DC 20549


                         				SCHEDULE 13D
		               Under the Securities Exchange Act of 1934


                  			    (Amendment No.        )

                 		        Goodmark Foods, Inc.
			                       (Name of Issuer)
                            Common Stock
			                  (Title of Class of Securities)

                      				  382387108
		                      		(CUSIP Number)

      	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	             115 South Jefferson Road, Whippany, NJ 07981
			                      (973) 739-2202
	            	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      		   July 1, 1998
           	(Date of Event which Requires Filing of this Statement)


     	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

     	Check the following box if a fee is being paid with this statement
[ ] . (A fee is not required only if the reporting person: 1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO.  382387108

                                				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO.  INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                               								(a) [  ]
							                                               	(b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC, PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       	ITEMS 2(d)(e):
							                                            	      [  ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                		7       SOLE VOTING POWER:

                       			351,401

                		8       SHARED VOTING POWER:

                       			25,700

	                	9       SOLE DISPOSITIVE POWER:

                       			351,401

	                	10      SHARED DISPOSITIVE POWER:

                        	 25,700

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                       		 377,101

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
							                                     	  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                       			  5.4

14      TYPE OF REPORTING PERSON*:
       	BD

              			See Instructions Before Filling Out!

                       					SCHEDULE 13D

Item 1: Security and Issuer

	(a)     Title and Class:        Common Stock

	(b)     Name and address:       Goodmark Foods, Inc.
                             				6131 Falls Of Neuse Rd.
								                         Raleigh, NC  27609




Item 2: Identity and Background Identity

	(a)  Name:                      Bear, Stearns & Co. Inc. ("Bear
                            					Stearns")

	(b)  Place of Organization:     Delaware

	(c)(i)   Principal Business:    Securities Broker/Dealer
	   (ii)  Address:               245 Park Avenue
                            					New York, NY 10167

    	The following information with respect to each executive officer and director of Bear Stearns is set forth on Appendix I hereto: (i) name,
(ii) business address, and (iii) principal occupation or employment.

	(d)  None

	(e)  See Appendix II

	(f)  See Appendix I

Item 3:  Source and Amount of Funds or Other Consideration

    	Working capital of Bear Stearns and personal funds of discretionary accounts. The aggregate purchase price of the 436,601 shares of Common Stock was approximately $12,700,723.

Item 4:  Purpose of Transaction

    	Bear Stearns has acquired the Common Stock of Goodmark Foods, Inc. in the ordinary course of its business as a broker/dealer in connection with its trading and investment activities. Bear Stearns may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with such trading and investment activities.
  Although the foregoing represents the range of activities presently contemplated by Bear Stearns with respect to the Issuer, it should be noted that the possible activities of Bear Stearns are subject to change at any time.

    	Except as set forth above, Bear Stearns has no present plans or intentions which relate to or would result in any of the actions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

                 				     SCHEDULE 13D



Item 5: Interest in Securities of the Issuer as of 07/01/98

  (a)     Number:                                                 377,101
       	  Percentage:                                                 5.4

  (b)     1. Sole power to vote or to direct the vote:            351,401
       	  2. Shared power to vote or to direct the vote:           25,700
          3. Sole power to dispose or to direct the disposition:  351,401
       	  4. Shared power to dispose or to direct the disposition: 25,700

  (c) Information concerning transactions in the common stock effected by Bear Stearns is set forth on Appendix III hereto.

  (d)     Inapplicable.

  (e)     Inapplicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

       	None

Item 7: Material to be Filed as Exhibits:

       	None

Signature:

     	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated: 07/10/98                                    BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Barry J. Cohen
                                             						Senior Managing Director







                          		 APPENDIX I
      DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS & CO. INC.


       Name                 Principal Occupation or Employment

  Alan C. Greenberg         Chairman of the Board and Director

  James E. Cayne            President, Chief Executive Officer and Director

  Alan D. Schwartz          Executive Vice President and Director

  Warren J. Spector         Executive Vice President and Director

  Michael L. Tarnopol       Executive Vice President and Director

  John L. Knight            Director

  John H. Slade             Director Emeritus

  Kenneth L. Edlow          Secretary

  Samuel L. Molinaro, Jr.   Chief Financial Officer

  Michael J. Abatemarco     Controller and Assistant Secretary

  Michael Minikes           Treasurer

  Frederick B. Casey        Assistant Treasurer

  Mark E. Lehman            Executive Vice President, General Counsel and
                     			    Director

  William J. Montgoris      Chief Operating Officer



     	John L. Knight is a citizen of the United Kingdom and his business address is One Canada Square London E16 5AD England. Michael J. Abatemarco is a citizen of the United States and his business address is One Metrotech Center North, Brooklyn, New York 11201. All other Directors and Executive Officers are citizens of the United States and their business address is 245 Park Avenue, New York, New York 10167. Bear, Stearns & Co. Inc. is a wholly-owned subsidiary of The Bear Stearns Companies Inc. and of the persons named, all but John L. Knight hold similar office in the parent company.











                  APPENDIX II                           Page 7
                  BEAR, STEARNS & CO. INC.


                  Goodmark Foods, Inc.

Trading from 6-18-98 through 7-01-98

 	                (Various Firm Accounts)

                ***** 07/01 *****
          100  GOODMARK FOODS INC             28 1/2          2,850.00
          600  GOODMARK FOODS INC             28 7/16        17,062.50
          600  GOODMARK FOODS INC             28 3/4         17,250.00
        1,000  GOODMARK FOODS INC             29 1/4         29,250.00
        1,000  GOODMARK FOODS INC             28.4375        28,437.50
        1,000  GOODMARK FOODS INC             28.4375        28,437.50
        1,000  GOODMARK FOODS INC             28.4375        28,437.50
        1,000  GOODMARK FOODS INC             28.4375        28,437.50
        1,000  GOODMARK FOODS INC             28.4375        28,437.50
        1,000  GOODMARK FOODS INC             28.4375        28,437.50
        1,000  GOODMARK FOODS INC             28.4375        28,437.50
        1,000  GOODMARK FOODS INC             28.4375        28,437.50
        1,000  GOODMARK FOODS INC             28.4375        28,437.50
        1,000  GOODMARK FOODS INC             28.4375        28,437.50
        1,000  GOODMARK FOODS INC             28.4375        28,437.50
        1,000  GOODMARK FOODS INC             28.4375        28,437.50
        1,000  GOODMARK FOODS INC             28.4375        28,437.50
        1,000  GOODMARK FOODS INC             28.4375        28,437.50
        1,000  GOODMARK FOODS INC             28.4375        28,437.50
        1,000  GOODMARK FOODS INC             28.4375        28,437.50
        1,000  GOODMARK FOODS INC             29             29,000.00
        1,000  GOODMARK FOODS INC             28.5000        28,500.00
        1,000  GOODMARK FOODS INC             28.5000        28,500.00
        1,000  GOODMARK FOODS INC             28.5000        28,500.00
        1,000  GOODMARK FOODS INC             28.5000        28,500.00
        1,000  GOODMARK FOODS INC             28.5000        28,500.00
        1,000  GOODMARK FOODS INC             28.5000        28,500.00
        1,000  GOODMARK FOODS INC             28.5000        28,500.00
        1,000  GOODMARK FOODS INC             28.5000        28,500.00
        1,000  GOODMARK FOODS INC             28.5000        28,500.00
        1,000  GOODMARK FOODS INC             28.5000        28,500.00
        1,000  GOODMARK FOODS INC             28.5000        28,500.00
        1,000  GOODMARK FOODS INC             28.5000        28,500.00
        1,000  GOODMARK FOODS INC             28.5000        28,500.00
        1,000  GOODMARK FOODS INC             28.5000        28,500.00
        1,000  GOODMARK FOODS INC             28.5000        28,500.00
        1,000  GOODMARK FOODS INC             28.5000        28,500.00
        1,000  GOODMARK FOODS INC             28.5000        28,500.00
        1,000  GOODMARK FOODS INC             28.5000        28,500.00
        1,000  GOODMARK FOODS INC             28.5000        28,500.00
        1,000  GOODMARK FOODS INC             28.5000        28,500.00
        1,000  GOODMARK FOODS INC             28.5000        28,500.00
        1,000  GOODMARK FOODS INC             28.5000        28,500.00
        1,000  GOODMARK FOODS INC             28.5000        28,500.00
        1,000  GOODMARK FOODS INC             28.5000        28,500.00
        1,000  GOODMARK FOODS INC             28.5000        28,500.00
        1,000  GOODMARK FOODS INC             28 1/2         28,500.00
        1,000  GOODMARK FOODS INC             28 1/4         28,250.00
        1,000  GOODMARK FOODS INC             28             28,000.00
        1,000  GOODMARK FOODS INC             28             28,000.00
        1,000  GOODMARK FOODS INC             28             28,000.00
        2,000  GOODMARK FOODS INC             28.4375        56,875.00
        2,000  GOODMARK FOODS INC             28 1/2         57,000.00
        2,900  GOODMARK FOODS INC             28.4375        82,468.75
 	        ***** 07/01 *****
        3,000  GOODMARK FOODS INC             28.4375        85,312.50
        4,000  GOODMARK FOODS INC             28.4375       113,750.00
        8,000  GOODMARK FOODS INC             28 1/2        228,000.00
        8,500  GOODMARK FOODS INC             28            238,000.00
       10,000  GOODMARK FOODS INC             28.1875       281,875.00
       10,000  GOODMARK FOODS INC             28 1/2        285,000.00
       10,000  GOODMARK FOODS INC             28 1/4        282,500.00
       15,000  GOODMARK FOODS INC             28.2500       423,750.00
       60,000  GOODMARK FOODS INC             28          1,680,000.00
 	        ***** 06/29 *****
        1,000  GOODMARK FOODS INC             30 1/4         30,250.00
        1,000  GOODMARK FOODS INC             30 1/8         30,125.00
        1,000  GOODMARK FOODS INC             30 1/8         30,125.00
        5,000  GOODMARK FOODS INC             30 1/4        151,250.00
        5,000  GOODMARK FOODS INC             30 1/4        151,250.00
        5,000  GOODMARK FOODS INC             30 1/4        151,250.00
                ***** 06/25 *****
        1,000  GOODMARK FOODS INC             29 3/4         29,750.00
        5,000  GOODMARK FOODS INC             29 3/4        148,750.00
        5,000  GOODMARK FOODS INC             29.8750       149,375.00
                ***** 06/24 *****
          700  GOODMARK FOODS INC             29.8750        20,912.50
        1,000  GOODMARK FOODS INC             29.9375        29,937.50
        1,000  GOODMARK FOODS INC             29.9375        29,937.50
        1,500  GOODMARK FOODS INC             29.7500        44,625.00
        1,500  GOODMARK FOODS INC             29.7500        44,625.00
        2,700  GOODMARK FOODS INC             29.7500        80,325.00
                ***** 06/23 *****
            1  GOODMARK FOODS INC             30 1/16            30.06
        1,500  GOODMARK FOODS INC             29 15/16       44,906.25
        1,500  GOODMARK FOODS INC             30 1/16        45,093.75
        3,100  GOODMARK FOODS INC             30 1/16        93,193.75
        4,000  GOODMARK FOODS INC             30 1/16       120,250.00
        4,400  GOODMARK FOODS INC             30            132,000.00
        5,000- GOODMARK FOODS INC             30.0500       150,244.99-
                ***** 06/19 *****
        4,000- GOODMARK FOODS INC             29.7100       118,836.04-
        1,500  GOODMARK FOODS INC             30 1/8         45,187.50
                ***** 06/18 *****
          700  GOODMARK FOODS INC             29             20,300.00
        1,000  GOODMARK FOODS INC             29 3/4         29,750.00
        1,000  GOODMARK FOODS INC             29 3/4         29,750.00
        1,000  GOODMARK FOODS INC             29 5/8         29,625.00
        1,000  GOODMARK FOODS INC             29 1/2         29,500.00
        1,000  GOODMARK FOODS INC             29             29,000.00
        1,300  GOODMARK FOODS INC             29             37,700.00
        2,000  GOODMARK FOODS INC             29 1/4         58,500.00
        3,000  GOODMARK FOODS INC             29 9/16        88,687.50
        4,000  GOODMARK FOODS INC             29 3/4        119,000.00
        5,000  GOODMARK FOODS INC             29 3/4        148,750.00
        5,000  GOODMARK FOODS INC             29            145,000.00
      125,000  GOODMARK FOODS INC             29.5375     3,692,187.50
        1,000- GOODMARK FOODS INC             29 5/8         29,624.01-
        1,000- GOODMARK FOODS INC             29 5/8         29,624.01-
        1,000- GOODMARK FOODS INC             29 5/8         29,624.01-
        9,000- GOODMARK FOODS INC             29 9/16       266,053.63-
       18,500- GOODMARK FOODS INC             29.5900       547,396.75-
        1,800  GOODMARK FOODS INC             29.5900        53,262.00

				(Various Discretionary Accounts)
                ***** 06/23 *****
        2,000  GOODMARK FOODS INC             30.0500        60,100.00
        3,000  GOODMARK FOODS INC             30.0500        90,150.00
               ***** 06/18 *****
          800  GOODMARK FOODS INC             29.5900        23,672.00
        3,000  GOODMARK FOODS INC             29.5900        88,770.00
        1,400  GOODMARK FOODS INC             29.6500        41,510.00
        1,400  GOODMARK FOODS INC             29.6500        41,510.00
        1,900  GOODMARK FOODS INC             29.5900        56,221.00
        6,000  GOODMARK FOODS INC             29.5900       177,540.00
        5,000  GOODMARK FOODS INC             29.5900       147,950.00
        1,200  GOODMARK FOODS INC             29.7100        35,652.00